As Filed with the Securities and Exchange Commission on June 17, 2003
Registration No. 333-86892

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective

Amendment No. 1
to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ViroLogic, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	94-3234479
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

345 Oyster Point Blvd.

South San Francisco, California 94080
(650) 635-1100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William D. Young

Chief Executive Officer
ViroLogic, Inc.
345 Oyster Point Blvd.
South San Francisco, California 94080
(650) 635-1100
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copy to:

Frederick T. Muto
Steven M. Przesmicki
Cooley Godward LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6000

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      THIS POST-EFFECTIVE AMENDMENT NO. 1 IS BEING FILED TO DEREGISTER 6,567,994 SHARES OF THE REGISTRANT’S COMMON STOCK COVERED BY THE REGISTRATION STATEMENT ON FORM S-3 (NO. 333-86892), AS AMENDED (THE “REGISTRATION STATEMENT”). THE SHARES OF COMMON STOCK BEING DEREGISTERED WERE ISSUABLE UPON CONVERSION OF SHARES OF THE REGISTRANT’S SERIES B CONVERTIBLE PREFERRED STOCK AND EXERCISE OF CERTAIN WARRANTS ISSUED IN CONNECTION THEREWITH, WHICH ARE NO LONGER OUTSTANDING.

The information in this prospectus is not complete and may be changed. The security holders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated June 17, 2003

PROSPECTUS

2,144,676 Shares

Common Stock

        This prospectus relates to the offer and sale, from time to time, of up to 2,144,676 shares of our common stock by the selling security holders listed in the section beginning on page 20 of this prospectus as follows:

•	1,315,790 shares that are issued and outstanding; and

•	828,886 shares that are currently issuable upon the exercise of outstanding warrants.

      Pursuant to Rule 416 under the Securities Act of 1933, the shares offered by this prospectus shall be adjusted to cover any additional securities that may become issuable upon exercise of the warrants as a result of stock splits, stock dividends or similar transactions.

      As of May 31, 2003, we had approximately 29,138,474 shares of common stock outstanding. However, as of May 31, 2003 we also had reserved approximately an additional 38,901,545 shares of common stock for issuance upon conversion of our outstanding preferred stock and upon exercise of warrants issued in connection with sales of our preferred stock, which represents approximately 134% of the number of shares of currently outstanding common stock.

      For a description of the plan of distribution of the shares, see page 24 of this prospectus.

      Our common stock is currently traded on the Nasdaq National Market under the symbol “VLGC.” On June 16, 2003, the last reported sales price for our common stock was $1.55 per share.

Investment in our common stock involves a high degree of risk.

See “Risk Factors” beginning on page 4 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003.

PROSPECTUS SUMMARY
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
USE OF PROCEEDS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
EXHIBIT 23.1

PROSPECTUS SUMMARY

      The following summary highlights information contained elsewhere in this prospectus or incorporated by reference. While we have included what we believe to be the most important information about the company and this offering, the following summary may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the risks of investing discussed under “Risk Factors” beginning on page 4, the financial statements and related notes, and the information to which we refer you and the information incorporated into this prospectus by reference, for a complete understanding of our business and this offering. References in this prospectus to “our company,” “we,” “our,” and “us” refer to ViroLogic, Inc. Reference to “selling security holders” refers to those stockholders listed herein under Selling Security Holders, who may sell shares from time to time as described in this prospectus.

ViroLogic, Inc.

      We are a biotechnology company developing, marketing and selling innovative products to guide and improve treatment of viral diseases. We developed a practical way of directly measuring the impact of genetic mutations on drug resistance and using this information to guide therapy. We have proprietary technology, called PhenoSense, for testing drug resistance in viruses that cause serious viral diseases such as HIV/ AIDS, hepatitis B and hepatitis C. Our products are used by physicians in selecting optimal treatments for their HIV patients and by industry, academia and government for clinical studies, drug screening and characterization, and basic research.

      We currently market the following products:

•	PhenoSense HIV. This phenotypic test directly and quantitatively measures resistance of a patient’s HIV to anti-viral drugs. It is used by physicians in patient testing and by pharmaceutical customers in their research and development activities.

•	GeneSeq HIV. This genotypic test examines and evaluates the genetic sequences of a patient’s HIV. It is used by physicians in patient testing and by pharmaceutical customers in their research and development activities.

•	PhenoSense GT. This product combines our PhenoSense HIV and GeneSeq HIV tests into one test on an integrated report to provide comprehensive drug resistance information to assist physicians in selecting optimal treatments for their HIV patients.

•	Replication Capacity HIV. This test measures viral fitness, which is a measure of a virus’ ability to reproduce and infect new cells. We currently offer this product free of charge when a pharmaceutical customer or physician orders one of the reports generated by our PhenoSense products. In the future we may offer this product on a stand-alone basis.

•	PhenoScreen. This phenotypic product provides high-throughput screening for potential clinical drug candidates for pharmaceutical customers.

•	PhenoSense HIV Entry and GeneSeq HIV Entry. We currently market both a phenotypic entry assay, which we call PhenoSense HIV Entry, and a genotypic entry assay we call GeneSeq HIV Entry to pharmaceutical customers for use during drug development and clinical trials. Each is an entry assay to measure HIV resistance to entry inhibitors. We intend to offer these tests to physicians for patient testing after pharmaceutical drugs become available for patient use. When this test becomes available for patient testing, it may be incorporated into one of our existing products or offered as a stand-alone product.

•	PhenoSense HIV Vaccine Entry. This entry assay is sold to pharmaceutical customers to aid in the development of HIV vaccines.

•	GeneSeq HBV. Like our GeneSeq HIV product, this genotypic test examines and evaluates the genetic sequences of hepatitis B. We intend to offer this test to physicians for patient testing after pharmaceutical drugs become available for patient use.

      We are also developing additional products. Like our other tests, we anticipate that these tests will be used first by pharmaceutical companies in their drug development activities, and later by physicians for patient testing after drugs become available for patient use:

•	PhenoSense HCV. This is a phenotypic test directed toward hepatitis C.

•	GeneSeq HCV. This is a genotypic test directed toward hepatitis C.

•	PhenoSense HBV. This is a phenotypic test directed toward hepatitis B.

      We are also collecting resistance test results and related clinical data in a database that we use to assist pharmaceutical customers in drug marketing and drug development. This database may be made available to physicians for use in therapy guidance in the future.

      The continued development of these new products depends upon our being able to secure adequate funding. Historically, such funding has come from internal sources and outside sources such as grants from the National Institutes of Health. In the future, however, we plan to increasingly rely on grants or other outside support for research and development funding, and if we are unable to obtain such support the development of these products may be delayed or terminated.

      As of May 31, 2003, we had approximately 29,138,474 shares of common stock outstanding. However, as of May 31, 2003, we also had reserved approximately an additional 38,901,545 shares of common stock for issuance upon conversion of our outstanding preferred stock and upon exercise of warrants issued in connection with sales of our preferred stock. These additional shares represent more than 134% of the outstanding shares of our common stock at May 31, 2003, and are all issuable for an approximate weighted-average effective price of $1.17 per share. This number of reserved shares can increase substantially upon the occurrence of several events, including if we issue shares of stock (with certain exceptions) for an effective price less than the conversion price of the preferred stock (currently $1.11 for the Series A Preferred Stock and $1.21 for the Series C Preferred Stock) or the exercise price of the warrants (currently $1.11). We also are required to issue shares of common stock for no additional consideration to the holders of our Series A Preferred Stock every six months, or earlier upon conversion, as “premium payments.” The “premium payment” with respect to each then outstanding share of Series A Preferred Stock is currently equal to 4% of the amount paid for it per six-month period, but will increase over time to a maximum premium rate of 7% per six-month period. Similarly, we can elect to make premium payments due every three months on our Series C Preferred Stock in shares of our common stock. The premium payment on each share of Series C Preferred Stock is currently equal to 2% of the amount paid for it per quarter, but will increase over time to a maximum of 3.5% per quarter.

      Holders of our preferred stock have the right, under certain circumstances, to require us to redeem for cash all of the preferred stock that they own. As of May 31, 2003, the aggregate redemption price of our shares of preferred stock was equal to approximately $29.8 million.

      We recognized revenue of $25.3 million for 2002 and $7.0 million for the first quarter of 2003. However, we have experienced significant losses each year since our inception and expect to incur substantial additional losses. As of March 31, 2003, we had an accumulated deficit of approximately $103.2 million and $9.9 million of cash, short-term restricted cash and short-term investments. Although we anticipate that our existing capital resources will enable us to maintain currently planned operations through December 31, 2003, we may need additional funding sooner than that.

      Our common stock is currently quoted on the Nasdaq Stock Market, Inc.’s National Market. In order for our common stock to continue to be quoted on the National Market, we must satisfy various listing maintenance standards established by Nasdaq, including, among other things, a requirement that we have stockholders’ equity of at least $10 million and that our stock price consistently trades above $1.00 per share. We have had, and may continue to have, challenges meeting these requirements to maintain a listing on the Nasdaq National Market.

      We incorporated in the state of Delaware on November 14, 1995 and commenced commercial operations in 1999. Our principal executive offices are located at 345 Oyster Point Blvd., South San Francisco, CA 94080. Our telephone number is (650) 635-1100.

RISK FACTORS

      Investment in our shares involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the risks described below, which we believe are the material risks we face, before purchasing our common stock. If any of the following risks actually occurs, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these additional risks and uncertainties occurs, the trading price of our common stock could decline, and you might lose all or part of your investment.

Our stockholders will experience substantial additional dilution if our shares of preferred stock or their related warrants are converted into or exercised for shares of common stock. Our outstanding shares of preferred stock and related warrants are currently convertible into or exercisable for up to an aggregate of 38,901,545 shares of common stock, or approximately 134% of the number of shares of currently outstanding common stock.

      As of May 31, 2003, we had approximately 29,138,474 shares of common stock outstanding. However, as of May 31, 2003, we also had outstanding the following shares of preferred stock and related warrants:

•	589 shares of Series A Redeemable Convertible Preferred Stock (“Series A Preferred Stock”), convertible into 5,306,306 shares of common stock (not including the conversion of accrued but unpaid premiums)

•	1,888.6 shares of Series C Convertible Preferred Stock (“Series C Preferred Stock”), convertible into 15,608,272 shares of common stock

•	warrants issued to the purchasers of our preferred stock in connection with our preferred stock financings to purchase 17,986,967 shares of common stock

      Together, the common shares reserved for issuance upon conversion of the Series A Preferred Stock and Series C Preferred Stock, and upon exercise of the warrants referenced above, represent approximately 38,901,545 shares of common stock, or 134% of the outstanding shares of our common stock at May 31, 2003, all of which are issuable for an approximate weighted-average effective price of $1.17 per share.

      The number of shares of common stock that we may be required to issue upon conversion of the Series A Preferred Stock, and exercise of the warrants granted to purchasers of our Series A Preferred Stock in connection with the issuance thereof, can increase substantially upon the occurrence of several events, including if:

•	We issue shares of stock (with certain exceptions) for an effective price less than the conversion price of the Series A Preferred Stock or the related warrants (each $1.11 as of May 31, 2003). This could be likely given that this sort of adjustment has already occurred, our stock price has been below $1.11, the historical volatility of our stock price and the recent volatility of stocks of companies in our industry and of the stock market in general

•	We fail to have sufficient shares of common stock reserved to satisfy conversions, exercises and other issuances

•	We fail to honor requests for conversion, or notify any holder of Series A Preferred Stock of our intention not to honor requests for conversion

•	We fail to issue shares upon exercise of the warrants

•	We fail to redeem any shares of Series A Preferred Stock when required

      We are also obligated to issue additional shares of common stock every six months to the holders of the Series A Preferred Stock as “premium payments.” As of May 31, 2003, these issuances equaled about 242 shares of common stock for every share of Series A Preferred Stock outstanding at the time the issuance is made. This number of shares will increase every six months, starting with the fourth such issuance (to be made in the second half of 2003), by about 81 shares of common stock for each share of Series A Preferred Stock, up to a maximum of about 565 shares of common stock for every share of Series A Preferred Stock. All of the previous share totals are based upon an assumed stock price of $1.24, which was the closing price of our stock on the Nasdaq National Market on May 31, 2003, but the actual number of shares will be based upon our stock price from time to time as of the payment dates. To date, we have issued 538,719 shares of common stock to holders of Series A Preferred Stock as premium payments on those shares. If the 589 shares of the Series A Preferred Stock outstanding as of May 31, 2003 remain outstanding for five years following such date, we will issue as premium payments an additional 3,040,000 shares of common stock (again based on an assumed stock price of $1.24) to holders of the Series A Preferred Stock, which is 10% of the shares of common stock outstanding as of May 31, 2003. We do not receive payment or other consideration for these issuances.

      The terms of our Series C Preferred Stock (i) provide that any premium payments due thereunder may be paid in either cash or shares of common stock at our option, and (ii) include anti-dilution provisions substantially identical to those applicable with respect to our Series A Preferred Stock. As a result, the number of shares of common stock that we may be required to issue upon conversion of the Series C Preferred Stock will increase substantially in the event that we issue shares of stock for an effective price less than the then conversion price of the Series C Preferred Stock ($1.24 as of May 31, 2003). The premium payment due on each share of Series C Preferred Stock each quarter is currently equal to $200, but will increase beginning with the payment due on June 30, 2004 by $25 per share up to a maximum of $350 per share. If all 1,888.6 shares of Series C Preferred Stock outstanding as of May 31, 2003 remain outstanding for five years following such date, and we choose to pay all premium amounts due on those shares in common stock instead of cash, we will issue an additional 9,176,464 shares of common stock (again based on an assumed stock price of $1.24) to holders of the Series C Preferred Stock, which is 31% of the shares of common stock outstanding as of May 31, 2003. We do not receive payment or other consideration for these issuances.

      All of the foregoing issuances of common stock would be substantially dilutive to the outstanding shares of common stock, especially where, as described above, the shares of common stock are issued without additional consideration. We cannot predict whether or how many additional shares of our common stock will become issuable due to these provisions.

      Any dilution or potential dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. This could prevent us from sustaining a per share price sufficient to enable us to maintain an active trading market on, or meet the continued listing requests of, the Nasdaq National Market. In addition, any downward pressure on the trading price of our common stock could encourage investors to engage in short sales, which could further contribute to a downward trend in the price of our common stock.

In the event that we need to raise additional capital, our stockholders could experience substantial additional dilution. If such financing is not available on commercially reasonable terms, we may have to significantly curtail our operations or sell significant assets and may be unable to continue as a going concern.

      As of March 31, 2003, we had available cash and cash equivalents, short-term investments and short-term restricted cash of $9.9 million. We anticipate that our existing capital resources together with funds from the sale of our products, contract revenue and borrowing under existing equipment financing arrangements will enable us to maintain currently planned operations through December 31, 2003. However, we may need additional funding sooner than that. To the extent operating and capital resources are insufficient to meet future requirements, we will have to raise additional funds to continue the development and commercialization of our technologies. Our inability to raise capital would seriously harm our business and product development efforts. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. However, we cannot guarantee that additional financing, in any form, will be available at all, or on terms acceptable to us. Our ability to raise additional capital also may be dependent upon our common stock being quoted on the Nasdaq Stock Market. We cannot guarantee that we will be able to satisfy the criteria for continued listing on the Nasdaq Stock Market or any other market. If we sell equity or convertible debt securities to raise additional funds, our existing stockholders may incur substantial dilution and any shares so issued will likely have rights, preferences and privileges superior to the rights, preferences and privileges of our outstanding common and preferred stock. In the event financing is not available in the time frame required, we will be forced to reduce our operating expenses, curtail sales and marketing activities, reschedule research and development projects or delay, scale back or eliminate some or all of our activities. Further, we might be required to sell certain of our assets or obtain funds through arrangements with third parties that require us to relinquish rights to certain of our technologies or products that we would seek to develop or commercialize ourselves. These actions, while necessary for the continuance of operations during a time of cash constraints and a shortage of working capital, could make it difficult or impossible to implement our long-term business plans or could affect our ability to continue as a going concern.

We expect to incur future losses and may not achieve profitability as soon as expected, which may cause our stock price to fall.

      We have experienced significant losses each year since our inception and expect to incur substantial additional losses. We experienced net losses applicable to common stockholders of approximately $33.3 million, $28.8 million and $38.9 million in 2002, 2001 and 2000, respectively. As of March 31, 2003, we had an accumulated deficit of approximately $103.2 million. We expect to continue to incur substantial losses primarily as a result of spending related to:

•	Expanding patient sample processing capabilities

•	Research and product development costs

•	Sales and marketing activities

•	Additional clinical laboratory and research space and other necessary facilities

•	General and administrative costs

      If our history of losses continues, our stock price may fall and you may lose part or all of your investment.

We may be obligated to redeem our Series A and Series C Preferred Stock at a premium to the purchase price.

      Holders of our Series A Preferred Stock and Series C Preferred Stock have the right, under certain circumstances, to require us to redeem for cash all of the preferred stock that they own. The redemption price for the Series A Preferred Stock is the greater of (i) 115% of the original purchase price plus 115% of any accrued premium payment thereon and (ii) the aggregate fair market value of the shares of common stock into which such shares of Series A Preferred Stock are then convertible. The redemption price for the Series C Preferred Stock is the greater of (i) 120% of the original purchase price plus 120% of any accrued premium payment thereon and (ii) the aggregate fair market value of the shares of common stock into which such shares of Series C Preferred Stock are then convertible. As of May 31, 2003, there were 589 shares of Series A Preferred Stock and 1,888.6 shares of Series C Preferred Stock outstanding, with an aggregate redemption price equal to approximately $6.9 million and $22.9 million, respectively.

      The Series A Preferred Stock and Series C Preferred Stock are each redeemable by the holders of the respective series in any of the following situations:

•	If we fail to remove a restrictive legend on any certificate representing any common stock that was issued to any holder of such series upon conversion of their preferred stock or exercise of their warrants and that may be sold pursuant to an effective registration statement or an exemption from the registration requirements of the federal securities laws

•	If we fail to have sufficient shares of common stock reserved to satisfy conversions of the series

•	If we fail to honor requests for conversion, or if we notify any holder of such series of our intention not to honor future requests for conversion

•	If we institute voluntary bankruptcy or similar proceedings

•	If we make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for us or for a substantial part of our property or business, or such a receiver or trustee shall otherwise be appointed

•	If we sell all or substantially all of our assets

•	If we merge, consolidate or engage in any other business combination (with some exceptions), provided that such transaction is required to be reported pursuant to Item 1 of Form 8-K

•	If we commit a material breach under, or otherwise materially violate the terms of, the transaction documents entered into in connection with the issuance of such series

      In addition to the situations already mentioned, the Series A Preferred Stock is redeemable by its holders in either of the following circumstances:

•	If the registration statements covering shares of common stock underlying the Series A Preferred Stock and related warrants cannot be used by the respective selling security holders for the resale of all the underlying shares of common stock for an aggregate of more than 30 days

•	If our common stock is not tradable on the NYSE, the AMEX, the Nasdaq National Market or the Nasdaq SmallCap market for an aggregate of twenty trading days in any nine month period. In order for our common stock to continue to be quoted on the National Market, we must continue to satisfy various listing maintenance standards established by Nasdaq, including, among other things, a requirement that we have stockholders’ equity of at least $10 million and that our stock price consistently trades at or above $1.00 per share. We have had, and may continue to have, challenges meeting these requirements to maintain a listing on the Nasdaq National Market

•	If 35% or more of our voting power is held by any one person, entity or group

•	If we fail to pay any indebtedness in excess of $350,000 when due, or if there is any event of default under any agreement that is likely to have a material adverse effect on us

•	Upon the institution of involuntary bankruptcy proceedings

      In addition, the Series C Preferred Stock is redeemable by its holders if, on or prior to November 19, 2004, the two year anniversary of the initial issuance of the Series C Preferred Stock, we issue equity, equity-linked securities, or debt which is convertible into equity, other than (i) upon the exercise of warrants, options or convertible securities issued and outstanding as of the issuance of the Series C Preferred Stock, (ii) upon the grant or exercise of stock options under any stock option plan, (iii) upon issuance or conversion of the Series C Preferred Stock or exercise of the warrants issued in connection with the Series C Preferred Stock, (iv) the issuance of securities in connection with strategic business partnerships, (v) pursuant to an equipment financing from a financial or lending institution and (vi) common stock issued as premium payments on Series A Preferred Stock or Series C Preferred Stock.

      Upon the occurrence of any of the events described above, individual holders of the relevant series of preferred stock (or both series in those cases where the right of redemption is triggered for both the Series A Preferred Stock and the Series C Preferred Stock) would have the option, while such event continues, to require us to purchase some or all of the then outstanding shares of Series A Preferred Stock and/or Series C Preferred Stock, as applicable, held by such holder. If we receive any notice of redemption, we are required to immediately (no later than one business day following such receipt) deliver a written notice to all holders of the same series of preferred stock stating the date when we received the redemption notice and the amount of preferred stock covered by the notice.

      Redemption of the Series A Preferred Stock or Series C Preferred Stock in any event described above would require us to expend a significant amount of cash that would exceed our total available cash and cash equivalents and our ability to make such payments or raise additional capital. In addition, if holders of Series C Preferred Stock were to exercise their rights to have redeemed a material number of their shares as a result of any of the events described above, and such a redemption were to have a material adverse effect on the Company, all holders of our Series A Preferred Stock may be able to redeem their shares as well, further endangering our financial position. See the notes to the financial statement for further details.

Our testing products may not achieve market acceptance, which could limit our future revenue.

      Our ability to establish phenotypic resistance testing as the standard of care to guide and improve the treatment of viral diseases will depend on physicians’ and clinicians’ acceptance and use of phenotypic resistance testing. Phenotypic resistance testing is still relatively new. We cannot predict the extent to which physicians and clinicians will accept and use phenotypic resistance testing. They may prefer competing technologies and products. The commercial success of phenotypic resistance testing will require demonstrations of its advantages and potential economic value in relation to the current standard of care, as well as to competing products. We have introduced two products using our proprietary PhenoSense technology, PhenoSense HIV and PhenoSense GT, which we began actively marketing in November 1999 and November 2001, respectively. We are still in the early stages of development of new products applying our PhenoSense technology to other viral diseases. If PhenoSense HIV or PhenoSense GT is not accepted in the marketplace, our ability to sell other PhenoSense products would be undermined. Market acceptance will depend on:

•	Our marketing efforts and continued ability to demonstrate the utility of PhenoSense in guiding anti-viral drug therapy, for example, through the results of retrospective and prospective clinical studies

•	Our ability to demonstrate the advantages and potential economic value of our PhenoSense testing products over current treatment methods and other resistance tests

      If the market does not accept phenotypic resistance testing, or our PhenoSense products in particular, our ability to generate revenue will be limited.

Our revenues will be diminished if government and third-party payors limit the amounts that they will reimburse for our current products, or do not authorize reimbursement for our planned products.

      Government and third-party payors, which reimburse patients and healthcare providers for medical expenses, are attempting to contain or reduce the costs of healthcare and are challenging the prices charged for medical products and services. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of healthcare products. This could in the future limit the price that we can charge for our products. This could also hurt our ability to generate revenues. Significant uncertainty exists as to the reimbursement status of new medical products like the products we are currently developing, particularly if these products fail to show demonstrable value in clinical studies. Currently, nearly all public and a majority of private payors have approved the reimbursement of our existing products. However, the majority of our payors are currently reimbursing our products at varying levels from 70% to 100% of our list prices. If government and other third-party payors do not continue to provide adequate coverage and reimbursement for our testing products or do not authorize reimbursement for our planned products, our revenues will be reduced.

Billing complexities associated with health care payors may result in increased bad debt expense, which could impair our cash flow and limit our ability to reach profitability.

      Billing for laboratory services is complex. Laboratories must bill various payors, such as patients, insurance companies, Medicare, Medicaid, doctors and employer groups, all of whom have different requirements. Billing difficulties often result in bad debt expense which impairs cash flow and ultimately reduces profitability. Most of the bad debt expense is the result of several noncredit related issues, primarily missing or incorrect billing information on requisitions. We perform the requested tests and report test results regardless of incorrect or missing billing information. We subsequently attempt to obtain any missing information and rectify incorrect billing information received from the healthcare provider. Missing or incorrect information on requisitions slows the billing process, creates backlogs of unbilled requisitions and generally increases the aging of accounts receivable. Among many other factors complicating billing are:

•	Pricing differences between our fee schedules and those of the payors

•	Disputes between payors as to which party is responsible for payment

•	Disparity in coverage among various payors

•	Difficulties of adherence to specific compliance requirements and procedures mandated by various payors

      Ultimately, if all issues are not resolved in a timely manner, the related receivables are charged to the allowance for doubtful accounts.

If we are unable to effectively utilize our sales and marketing capabilities, we may not be able to effectively commercialize our products.

      We currently have 18 sales people and limited marketing resources. In order to commercialize our products effectively and to expand into additional markets, we must effectively utilize our sales and marketing capabilities or arrange with a third party to perform these services. We are currently taking steps in this direction, but we may not be able to do this successfully. If we enter into co-promotion or other marketing arrangements, our share of product revenues is likely to be lower than if we directly marketed and sold our products through our own sales force. If we fail to effectively commercialize our products, our revenue will be reduced.

We may incur substantial costs related to the defense of employment claims. We do not have any insurance coverage for such claims.

      In November 2002, we implemented a business restructuring plan to reduce the rate of our cash consumption and better align our operating structure with current and expected future economic conditions. The restructuring plan included an immediate reduction in force by approximately 17 percent, or 35 employees, to 176 employees, with reductions occurring in all functional areas. We also reduced officers salaries and consolidated certain operations, including sales and marketing. We recorded a charge of approximately $0.3 million in the fourth quarter of 2002 associated with these actions. The reduction in force could result in a temporary reduction in productivity by our employees, and could affect our ability to attract and maintain qualified personnel in the future. In addition, we have received correspondence from a former employee terminated pursuant to the reduction in force who threatens to bring claims against us that stem from termination. We have also received correspondence from an employee terminated for cause threatening to bring claims pursuant to the Americans with Disabilities Act. We do not have employee practices liability insurance to cover any potential claims by employees terminated in the reduction of force.

We have limited experience processing patient samples for our resistance tests and may encounter problems or delays in processing tests, or in expanding our automated testing systems, which could result in lost revenue.

      In 2002, we processed approximately 28,000 tests. In order to meet future projected demand for our products and fully utilize our current clinical laboratory facilities, we estimate that we will have to approximately double the volume of patient samples that we process. We are also continuing to develop our quality-control procedures and to establish more consistency with respect to test turnaround so that results are delivered in a timely manner. Thus, we need to develop and implement additional automated systems to perform our tests. We also need to, and may not be able to, develop or purchase more sophisticated software to support the automated tests, analyze the data generated by our tests, and report the results. Further, as we attempt to scale up our processing of patient samples, processing or quality-control problems may arise. If we are unable to consistently process patient samples on a timely basis because of these or other factors, or if we encounter problems with our automated processes, our revenues will be limited. We have experienced periods during which our test results were delayed, which in turn delayed delivery of results to our customers. While we take steps to minimize the likelihood of delays, future delays may nevertheless occur.

We face intense competition, and if our competitors’ existing products or new products are more effective than our products, the commercial opportunity for our products will be reduced or eliminated.

      The commercial opportunity for our products will be reduced or eliminated if our competitors develop and market new testing products that are superior to, or are less expensive than, our phenotypic and/or genotypic resistance testing products we develop using our proprietary technology. The biotechnology industry evolves at a rapid pace and is highly competitive. Our major competitors include manufacturers and distributors of phenotypic drug resistance technology, such as Tibotec-Virco (division of Johnson & Johnson) and Specialty Laboratory. We also compete with makers of genotypic tests such as Applied Biosystems Group, Visible Genetics Inc. (division of Bayer Diagnostics) and laboratories performing genotypic testing as well as other genotypic testing referred to as virtual phenotyping. Each of these competitors is attempting to establish its test as the standard of care. Tibotec-Virco’s (division of Johnson & Johnson) phenotypic test and genotypic tests have been commercially available for a longer time than has PhenoSense HIV or GeneSeq HIV. Genotypic tests are cheaper and generally faster than phenotypic resistance tests. Our competitors may successfully develop and market other testing products that are either superior to those that we may develop or that are marketed prior to marketing of our testing products. Some of our competitors have substantially greater financial resources and research and development staffs than we do. In addition, some of our competitors have significantly greater experience in developing products, and in obtaining the necessary regulatory approvals of products and processing and marketing products.

We derive a significant portion of our revenues from a small number of customers and our revenues may decline significantly if any major customer cancels or delays a purchase of our products.

      Our revenues to date and for the foreseeable future consist largely of sales of our PhenoSense products. Sales to our largest customer, Quest Laboratories, accounted for approximately 10% of our total revenues in 2002. Unless and until we diversify and expand our customer base, our future success will significantly depend upon the timing and size of future sales to Quest Laboratories and our other large customers.

      It is likely that we will continue to have significant customer concentration. Our customers are not typically required to purchase tests from us under long-term contracts, and may stop ordering tests from us at any time. The loss of any major customer, a slowdown in the pace of increasing physician and physician group sales as a percentage of sales, or the delay of significant orders from any significant customer, even if only temporary, could have a significant negative impact on our revenues and our ability to fund operations from revenues, generate cash from operations or achieve profitability.

Various testing materials that we use are purchased from single qualified suppliers, which could result in our inability to secure sufficient materials to conduct our business.

      We purchase some of the testing materials used in our laboratory operations from single qualified suppliers. Although these materials could be purchased from other suppliers, we would need to qualify the suppliers prior to using their materials in our commercial operations. Although we believe we have ample inventory stock to allow validation of another source, in the event of a material interruption of these supplies, the quantity of our stock may not be adequate. Any extended interruption, delay or decreased availability of the supply of these materials could prevent us from running our business as contemplated and result in our failure to meet our customers’ demands. If significant customer relationships were harmed by our failure to meet customer demands, our revenues may decrease. We might also face significant additional expenses if we are forced to find alternate sources of supplies, or change materials we use. Such expenses could make it more difficult for us to attain profitability, offer our tests at competitive prices and continue our business as currently conducted or at all.

We are dependent on a license for technology we use in our resistance testing, and our business would suffer if the license was terminated.

      We license technology that we use in our PhenoSense and GeneSeq tests from Roche. We hold a non-exclusive license for the life of the patent term of the last licensed Roche patent. Currently, the last Roche patent expires in 2005. However, if additional patents are identified that would be necessary or useful for our operations, such patents could be added to the license at our option, which may extend the term of the license. We believe that many of our competitors, including Tibotec-Virco (division of Johnson & Johnson) and other resistance testing companies, also license this technology on non-exclusive terms. Roche has the right to terminate this license if we fail to pay royalties, make a semi-annual royalty report or participate in proficiency testing. We believe we are in compliance with these requirements. The license allows us to use technology covered by the licensed Roche patents within a broad field that includes all of our currently planned products. If we were to expand our product line beyond the licensed field, however, we would need to negotiate an expansion of the license. If the license were to be terminated by Roche, we would have to change a portion of our testing methodology, which would halt our testing, at least temporarily, and cause us to incur substantial additional expenses.

The intellectual property protection for our technology and trade secrets may not be adequate, allowing third parties to use our technology or similar technologies, and thus reducing our ability to compete in the market.

      The strength of our intellectual property protection is uncertain. In particular, we cannot be sure that:

•	We were the first to invent the technologies covered by our patent or pending patent applications

•	We were the first to file patent applications for these inventions

•	Others will not independently develop similar or alternative technologies or duplicate any of our technologies

•	Any of our pending patent applications will result in issued patents

•	Any patents issued to us will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties

      We currently have nine issued patents, five allowed patent applications, and pending applications for seventy-three additional patents, including international counterparts to our US patents. We have licensed seven patents under the Roche license discussed above. These patents cover a broad range of technology applicable across our entire current and planned product line. Other companies may have patents or patent applications relating to products or processes similar to, competitive with or otherwise related to our products. Patent law relating to the scope of claims in the technology fields in which we operate, including biotechnology and information technology, is still evolving and, consequently, patent positions in our industry are generally uncertain. We cannot assure you that we will prevail in any lawsuits regarding the enforcement of patent rights or that, if successful, we will be awarded commercially valuable remedies. In addition, it is possible that we will not have the required resources to pursue offensive litigation or to otherwise protect our patent rights. We also rely on unpatented trade secrets to protect our proprietary technology. Other companies may independently develop or otherwise acquire equivalent technology or gain access to our proprietary technology.

Our products could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful defending any such litigation or we cannot obtain necessary licenses, could cause us to pay substantial damages and prohibit us from selling our products.

      Companies in our industry typically receive a higher than average number of claims and threatened claims of infringement of intellectual property rights. Third parties have from time to time threatened to assert infringement or other intellectual property claims against us based on their patents or other intellectual property rights. For instance, we have been informed by the National Institutes of Health (“NIH”) that they believe we require one or more licenses in order to perform certain of our tests. Although we believe we do not need any license from the NIH, we are in negotiations with the NIH concerning the possibility of entering into one or more licenses, and believe that if necessary, such licenses would be available on commercial terms. To date, we believe that such threatened claims have been immaterial and without merit, and we have not had to incur and do not expect to incur significant costs to defend against or settle such threatened claims. However, in the future we may have to pay substantial damages, possibly including treble damages, for infringement if it is ultimately determined that our products infringe a third party’s patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns.

If we do not successfully introduce new products using our technology, we may not achieve profitability.

      We may not be able to develop and market new resistance testing products for HIV and other serious diseases, including hepatitis B and hepatitis C. Demand for these products will depend in part on the development by others of additional anti-viral drugs to fight these diseases. Physicians will likely use our resistance tests to determine which drug is best for a particular patient only if there are multiple drug treatment options. Several anti-viral drugs currently are in development but we cannot assure you that they will be approved for marketing, or if these drugs are approved that there will be a need for our resistance tests. If we are unable to develop and market resistance test products for other viral diseases, or if an insufficient number of anti-viral drug products are approved for marketing, we may not achieve profitability.

Our business operations and the operation of our clinical laboratory facility are subject to stringent regulations and if we are unable to comply with them, we may be prohibited from accepting patient samples or may incur additional expense to attain and maintain compliance.

      The operation of our clinical laboratory facility is subject to a stringent level of regulation under the Clinical Laboratory Improvement Amendments of 1988. Laboratories must meet various requirements, including requirements relating to quality assurance, quality control and personnel standards. Our laboratory is also subject to regulation by the state of California and various other states. We have received accreditation by the College of American Pathologists and therefore are subject to their requirements and evaluation. Our failure to comply with applicable requirements could result in various penalties, including loss of certification or accreditation, and we may be prevented from conducting our business as we do now or as we may wish to in the future.

The FDA may impose medical device regulatory requirements on our tests, including possibly premarket approval requirements, which could be expensive and time-consuming and could prevent us from marketing these tests.

      In the past, the FDA has not required that genotypic or phenotypic testing conducted at a clinical laboratory be subject to premarketing clearance or approval, although the FDA has stated that it believes its jurisdiction extends to tests generated in a clinical laboratory. We received a letter from the FDA in September 2001 that asserted such jurisdiction over in-house tests like ours, but which also stated the FDA is not currently requiring premarket approval for HIV monitoring tests such as ours provided that the promotional claims for such tests are limited to its analytical capabilities and do not mention the benefit of making treatment decisions on the basis of test results. The FDA letter also asserted that our GeneSeq test had been misbranded due to the use of purchased analyte specific reagents (ASRs), if test reports do not include a statement disclosing that the test has not been cleared or approved by the FDA. We now utilize in-house prepared ASRs in our products. The FDA has indicated in discussions that the focus of the letter was our genotypic tests and not our phenotypic tests, but there is no certainty its focus will remain narrow.

      We have had several discussions with the FDA related to its positions set forth in the letter. We do not at this point believe the FDA will require us to take steps that materially affect our business or financial performance, but we cannot guarantee this will remain the case.

      We cannot be sure that the FDA will accept the steps we take, or that the FDA will not require us to alter our promotional claims or undertake the expensive and time-consuming process of seeking premarket approval with clinical data demonstrating the sensitivity and specificity of our tests. If premarket approval is required, we cannot be sure that we will be able to obtain it in a timely fashion or at all; and in such event the FDA would have authority to require us to cease marketing tests until such approval is granted.

      In general, we cannot predict the extent of future FDA regulation of our business. We might be subject in the future to greater regulation, or different regulations, that could have a material effect on our finances and operations. If we fail to comply with existing or additional FDA regulations, it could cause us to incur civil or criminal fines and penalties, increase our expenses, prevent us from increasing revenues, or hinder our ability to conduct our business.

If we do not comply with laws and regulations governing the confidentiality of medical information, we may lose the state licensure we need to operate our business, and may be subject to civil, criminal or other penalties. Compliance with such laws and regulations could be expensive.

      The Health Insurance Portability and Accountability Act of 1996, or HIPAA, includes the following provisions:

•	Transactions and Code Sets: Covered entities must adopt a standardized format for all electronic claims processing maintained by a health plan, health care provider or health care data clearinghouse. The compliance date for this provision was October 16, 2002. However, Congress approved a twelve-month extension for covered entities wishing to file a formal compliance extension plan. We filed a formal compliance extension plan due to vendor supplied code not being available until the first quarter of 2003.

•	Privacy: Covered entities must provide for standardized protections for certain types of health-related information and its receipt, delivery and storage and establish a formal privacy program and designate a privacy officer. The compliance date for this provision was April 14, 2003.

      Our HIPAA project plans have two phases: 1) assessment of current systems, applications, processes and procedure testing and validation for HIPAA compliance; and 2) remediation of affected systems, applications, processes and procedure testing and validation for HIPAA compliance.

      We have completed the assessment phase of the Privacy provision and have initiated remediation. We have met the April 2003 required date.

      We have completed the assessment phase of the Transactions and Code Sets provision. Remediation is currently in progress and we expect to meet the October 2003 extension date. We believe that this project will add new functionality to existing systems and plan to capitalize these expenditures as incurred.

      In addition to the HIPAA provisions described above, which have not yet been implemented, there are a number of state laws regarding the confidentiality of medical information, some of which apply to clinical laboratories. These laws vary widely, and new laws in this area are pending, but they most commonly restrict the use and disclosure of medical information without patient consent. Penalties for violation of these laws include sanctions against a laboratory’s state licensure, as well as civil and/or criminal penalties. Because laboratory orders and reports fall within the scope of HIPAA, the costs of HIPAA compliance will impact us and others in the clinical laboratory industry. Compliance with the HIPAA rules could require us to spend substantial sums, which could negatively impact our profitability. At this time, we cannot assess the total financial or other impact of the HIPAA regulations on us.

Our information and other internal systems may not work effectively and as a result we may not be able to process orders, record transactions and meet our reporting obligations, which in turn could affect our ability to run our business efficiently or profitably.

      We have installed several information systems, including enterprise resource and laboratory information systems. If our information and internal systems do not work effectively, we may experience delays or failures in our operations. These delays or failures could adversely impact the promptness and accuracy of our transaction processing, financial accounting and reporting and ability to properly forecast earnings and cash requirements. Our current and planned systems, transaction processing, procedures and controls may not be adequate to support future operations. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational and financial systems, transaction processing, procedures and controls.

We may be unable to build brand loyalty because our trademarks and trade names may not be protected.

      Our registered or unregistered trademarks or trade names such as the name PhenoSense, PhenoSense GT, PhenoScreen and GeneSeq may be challenged, canceled, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build brand loyalty. Brand recognition is critical to our short-term and long-term marketing strategies especially as we commercialize future enhancements to our products.

Clinicians or patients using our products or services may sue us and our insurance may not sufficiently cover all claims brought against us which will increase our expenses.

      Clinicians, patients and others may at times seek damages from us if drugs are incorrectly prescribed for a patient based on testing errors or similar claims. Although we have obtained liability insurance coverage, we cannot guarantee that liability insurance will continue to be available to us on acceptable terms or that our coverage will be sufficient to protect us against all claims that may be brought against us. We may incur significant legal defense expenses in connection with a liability claim, even one without merit or for which we have coverage.

Our lack of operating experience may cause us difficulty in managing our growth and attracting and retaining skilled personnel, which could hinder our commercial efforts and impair our ability to compete.

      We have been operating since 1995, and began processing patient samples and selling products commercially in 1999. If our management is unable to manage our growth effectively, it is possible that our systems and our facilities may become inadequate. Our success also depends on our continued ability to attract and retain highly qualified management and scientific personnel. Competition for personnel is intense. We believe stock options are a critical component of motivating and retaining our key employees. As we mature as a public company, stock options may be less attractive to potential candidates for our management and scientific positions, and, therefore, it may be more difficult to fill those positions. With the exception of Bill Young, our CEO, we do not have employment agreements with any of our employees, and we do not maintain “key man” insurance for any employee. If any of our key employees were to leave, we may incur significant costs searching for a replacement. In addition, we have entered into severance agreements with our officers that would, in some instances, require us to pay severance to such officers upon the termination of their employment. If we cannot successfully attract and retain qualified personnel, our research and development efforts could be hindered and our ability to run our business effectively and compete with others in our industry will be harmed. Although in the recent past, we have not experienced significant difficulty attracting and retaining key employees, there can be no assurance that we will not encounter difficulty in the future. We are not aware that any key employee has plans to retire or leave in the near future.

We may be subject to litigation, which would be time consuming and divert our resources and the attention of our management.

      We have received correspondence from a former employee terminated pursuant to the reduction in force who threatens to bring claims against us that stem from termination. We have also received correspondence from an employee terminated for cause threatening to bring claims pursuant to the Americans with Disability Act. In addition, we may in the future be subject to other claims and may have to spend significant additional resources and time responding to such claims. Even if we are eventually successful in our defense of any such claim, the time and money spent may prevent us from operating our business effectively or profitably or may distract our management.

Preliminary investigations by the U.S. Attorney’s Office and the Securities and Exchange Commission may be expensive and divert the time and attention of our management.

      Allegations of improper conduct concerning our 2001 and 2002 public revenue guidance were raised by one of our former employees, and similar allegations have been made in internet chat room postings, email and anonymous letter communications. Because these unsubstantiated allegations were repeated in communications to governmental agencies, they have necessarily precipitated preliminary investigations by the U.S. Attorney’s Office, Northern District of California, and the Securities and Exchange Commission. Although we are cooperating fully with these investigations, these preliminary investigations may continue for a prolonged period and may not be concluded in the manner we expect. If these preliminary investigations are prolonged, or are not concluded in the manner we expect, we could incur substantial additional costs and our management’s attention and resources could be increasingly diverted, which generally may prevent management from focusing on the operation of our business and therefore delay our ability to operate profitably.

Our operating results may fluctuate from quarter to quarter, making it likely that, in some future quarter or quarters, we will fail to meet estimates of operating results or financial performance, causing our stock price to fall.

      If revenue declines in a quarter, our losses will likely increase or our earnings will likely decline because many of our expenses are relatively fixed. Though our revenues may fluctuate significantly as we continue to build the market for our products, expenses such as research and development, sales and marketing and general and administrative are not affected directly by variations in revenue. In addition, our cost of product revenue could also fluctuate significantly due to variations in the demand for our product and the relatively fixed costs to produce it. We cannot accurately predict how volatile our future operating results will be because our past and present operating results, which reflect moderate sales activity, are not indicative of what we might expect in the future. As a result it is very difficult for us to forecast our revenues accurately. It is likely that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors, as they have been in the past. In this event, the market price of our common stock may fall abruptly and significantly. Because our revenue and operating results are difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance.

If a natural disaster strikes our clinical laboratory facility, we would be unable to receive and or process our customers’ samples for a substantial amount of time and we would lose revenue.

      We rely on a single clinical laboratory facility to process patient samples for our tests, which are received via delivery service or mail, and have no alternative facilities. We will also use this facility for conducting other tests we develop, and even if we move into different or additional facilities they will likely be in close proximity to our current clinical laboratory. Our clinical laboratory and some pieces of processing equipment are difficult to replace and could require substantial replacement lead-time. Our processing facility may be affected by natural disasters such as earthquakes and floods. Earthquakes are of particular significance since our clinical laboratory is located in South San Francisco, California, an earthquake-prone area. Our laboratory and equipment are insured up to $15.3 million against loss or damage in the event of a fire but not in the event of a flood or an earthquake. We also have business interruption insurance that provides coverage up to $25 million for business losses related to fire. Our insurance coverage may not be adequate to cover total losses incurred in a fire. However, even if covered by insurance, in the event our existing clinical laboratory facility or equipment is affected by natural disasters, we would be unable to process patient samples and meet customer demands or sales projections. If our patient sample processing operations were curtailed or ceased, we would not be able to perform our tests, which would reduce our revenues, and may cause us to lose the trust of our customers or market share.

Terrorist acts and acts of war may seriously harm our business and financial condition.

      Terrorists acts or acts of war (wherever located around the world) may cause damage or disruption to our company, employees, facilities, partners, suppliers, distributors and resellers, and customers, which could significantly impact our revenues, costs and expenses and financial condition. The terrorist attacks that took place in the United States on September 11, 2001 and the potential for future attacks have created many economic and political uncertainties, some of which may materially harm our business and results of operations in ways that cannot presently be predicted. In addition, as our headquarters and our significant patient populations are located in major metropolitan areas of the United States, we may be impacted by actions against the United States. Depending on severity and location, such acts could impact our ability to receive shipments of patient samples or result in a substantial reduction in the number of ordered tests due to the inability of patients to get to their physicians. We will be predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war.

Concentration of ownership among some of our stockholders may prevent other stockholders from influencing significant corporate decisions.

      At May 31, 2003, approximately 33% of our common stock was beneficially held by a small number of stockholders including an affiliate of Pfizer, our directors, entities affiliated with our directors and former directors, and our executive officers. In addition, our Series A Preferred Stock and Series C Preferred Stock, described elsewhere, are held by a small number of stockholders, some of whom also own shares of our common stock and could acquire significant additional shares of common stock by converting shares of preferred stock. Consequently, a small number of our stockholders may be able to substantially influence our management and affairs. If acting together, they would be able to influence most matters requiring the approval by our stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The concentration of ownership may also delay or prevent a change in our control at a premium price if these stockholders oppose it. There are also certain approval rights of the Series A Preferred Stock and Series C Preferred Stock, and the few holders of those shares could prevent certain important corporate actions by not approving those actions.

Our stock price may be volatile, and our stock could decline in value.

      The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. Our stock price has fluctuated widely since we became a publicly traded company, from a high of $26.75 per share in July 2000 to a low of $0.72 per share in September 2002. The following factors, in addition to other risk factors described in this section, may have a significant negative impact on the market price of our common stock:

•	Period-to-period fluctuations in financial results

•	Financing activities

•	Litigation

•	Announcements of technological innovations or new commercial products by our competitors

•	Results from clinical studies

•	Developments concerning proprietary rights, including patents

•	Publicity regarding actual or potential medical results relating to products under development by our competitors

•	Regulatory developments in the United States and foreign countries

•	Changes in payor reimbursement policies

•	Economic and other external factors or other disaster or crisis

      In addition, should the market price of our common stock remain below $1.00 per share for an extended period and/or our stockholders’ equity falls below $10 million, we risk having our shares delisted from the Nasdaq National Market, which may have a negative effect on our business and our stockholders’ liquidity and may trigger the redemption of our Series A Preferred Stock.

If we fail to meet Nasdaq’s continued listing requirements, our shares may be delisted from the Nasdaq National Market. This could reduce our stockholders’ liquidity, make it more difficult for us to raise capital and, in certain instances, require us to redeem our outstanding shares of Series A Preferred Stock.

      In order for our common stock to continue to be quoted on the National Market, we must satisfy various listing maintenance standards established by Nasdaq, including, among other things, a requirement that we have stockholders’ equity of at least $10 million and that our stock price consistently trades at or above $1.00 per share. We have had, and may continue to have, challenges meeting these requirements to maintain a listing on the Nasdaq National Market.

      If we were to be delisted from the National Market and move to an alternative market (including possibly the Nasdaq SmallCap Market), which may be less efficient and less broad-based, we may have a harder time accessing capital markets for additional funding, and our stockholders may experience reduced liquidity. In addition, if at any time we are not listed on the National Market, the SmallCap Market, the American Stock Exchange or the New York Stock Exchange, our outstanding shares of Series A Preferred Stock are subject to redemption, which could drain our financial resources and make it difficult or impossible to continue as a going concern.

We may be required to obtain the consent of the holders of our preferred stock before taking corporate actions, which could harm our business.

      Our charter documents require us to obtain the consent of the holders of the Series A and Series C Preferred Stock, each voting as a separate series, before we may issue securities that have senior or equal rights to the respective series, or if we incur unsecured indebtedness for borrowed money, or take other actions with respect to the respective series or other securities. We are also required to obtain the consent of the holders of the Series A and Series C Preferred Stock, again each voting as a separate series, before we amend or modify our certificate of incorporation or bylaws to change any of the rights of such series. To obtain these consents, we would need to get consent from holders of a majority of the outstanding shares of the Series A and Series C Preferred Stock.

      These obligations, and our complicated capitalization structure in general, might frustrate attempts to remove our board or management by making it difficult to find suitable replacements willing to spend substantial amounts of time and efforts on company matters. Moreover, these obligations may deter a potential acquirer from completing a transaction with us. They may also prevent us from taking corporate actions that would be beneficial to our stockholders and us, such as raising capital. Even if we are not prevented from taking such actions, they might be more expensive to us. This was the case when we issued our Series B Preferred Stock in March 2002, because we had to grant additional warrants to holders of Series A Preferred Stock as consideration in order to secure their consent and waiver concerning the financing and the resulting impact on the Series A Preferred Stock. This was also the case when we issued our Series C Preferred Stock in November 2002, because we had to agree to exchange the shares of Series B Preferred Stock for notes that were convertible into Series C Preferred Stock, and to exchange the warrants associated with shares of Series B Preferred Stock for new warrants as consideration to secure the consent and waiver of the Series B Preferred Stock holders concerning the financing and the resulting impact on their respective preferred stock.

If our stockholders sell substantial amounts of our common stock, the market price of our common stock may fall.

      If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants and upon the conversion of the Series A and Series C Preferred Stock, the market price of our common stock may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Sales of a substantial number of shares could occur at any time. This may decrease the price of our common stock and may impair our ability to raise capital in the future.

Provisions of our charter documents and Delaware law may make it difficult for our stockholders to replace our management and may inhibit a takeover, either of which could limit the price investors might be willing to pay in the future for our common stock.

      Provisions in our certificate of incorporation and bylaws may make it difficult for our stockholders to replace or remove our current management, and may delay or prevent an acquisition or merger in which we are not the surviving company. In particular:

•	Our Board of Directors is classified into three classes, with only one of the three classes elected each year, so that it would take at least two years to replace a majority of our directors

•	Our bylaws contain advance notice provisions that limit the business that may be brought at an annual meeting and place procedural restrictions on the ability to nominate directors

•	Our stockholders are not permitted to call special meetings or act by written consent

      The Series A Preferred Stock and Series C Preferred Stock also have voting rights relating to many types of transactions, such as the creation or issuance of senior or pari passu equity or debt securities and the payment of dividends or distributions, and are subject to redemption at the option of the holder upon certain mergers, consolidations or other business combinations. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions could discourage changes of our management and acquisitions or other changes in our control and otherwise limit the price that investors might be willing to pay in the future for our common stock.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the financial statements and the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. The key factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

•	our inability to obtain additional funding as necessary;

•	our failure to meet Nasdaq listing requirements;

•	the market’s failure to accept our resistance testing products;

•	the effectiveness of our competition’s existing products and new products; and

•	the risks associated with our dependence on patents and proprietary rights.

      Because the risk factors referred to above, as well as the risk factors beginning on page 4 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SELLING SECURITY HOLDERS

Background

      This prospectus covers 1,315,790 shares of outstanding common stock held by Biotech Growth NV and 828,886 shares issuable upon exercise of warrants held by certain of the selling security holders (with exercise prices ranging from $2.178 to $8.00 per share).

Table

      The table below presents information regarding the selling security holders and the shares that they may offer and sell from time to time under this prospectus.

      This table is prepared based on information publicly available and information supplied to us by the listed selling security holders, and reflects holdings as of May 2, 2003. The term “selling security holders” includes the security holders listed below and their transferees, pledgees, donees or other successors. The table assumes that the selling security holders sell all of the shares offered under this prospectus. However, because the selling security holders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the selling security holders or that will be held by the selling security holders after completion of the sales. Information concerning the selling security holders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

      The applicable percentages of ownership shown in the table below are based on an aggregate of 29,138,474 shares of our common stock issued and outstanding on May 31, 2003. This number does not include 20,914,578 shares of common stock currently issuable upon conversion of outstanding Series A Preferred Stock and Series C Preferred Stock.

      The number of shares shown in the column entitled “Shares Beneficially Owned Prior to the Offering” is determined under rules promulgated by the SEC. No holder of preferred stock or warrants issued in connection with the preferred stock financings is entitled to convert any shares of preferred stock into, or exercise any such warrants for, common stock, or dispose of any shares of preferred stock or any portion of any such warrants if it would result in the holder or any of its affiliates together beneficially owning more than 4.99% of the outstanding shares of common stock. Therefore, shares which the selling security holder is prevented from acquiring as a result of these provisions are not shown as beneficially owned.

      The number of shares shown in the column entitled “Shares Held or Acquirable Prior to Offering (No Limitations)” in the table below represents all shares the selling security holders could acquire without regard to the limitations described in the paragraph above. In order to acquire the maximum number of shares shown, a selling security holder that is prevented from acquiring shares of common stock as a result of the limitations described above would have to first sell shares of common stock and then convert or exercise their preferred stock or warrants, respectively, for additional shares of common stock. Such sales of common stock, conversions of preferred stock and exercises of warrants can take place at any time and in any amount, so long as the limitations described above are never exceeded.

      Crestwood Capital Partners, LP, Crestwood Capital International, LTD, Crestwood Capital Partners II, LP, Anvers HealthCare Investors, LP, Anvers II, LP and Anvers, LP, each of whom are listed in the table below, are or may be affiliates of registered broker-dealers. We have been informed by each of these selling security holders that they acquired the securities offered by this prospectus for their own account in the ordinary course of their business, and that, at the time they acquired such securities, they had no agreement or understanding, direct or indirect, with any person to distribute such securities.

		Shares Beneficially			Shares
		Owned			Beneficially Owned
	Shares Held or	Prior to Offering			After Offering
	Acquirable Prior	(With Limitations)		Number of	(With Limitations)
	to Offering			Shares Being
Security Holders	(No Limitations)	Number	Percent	Offered	Number	Percent

Biotech Growth NV(1)	3,804,709	3,804,709	11.55%	1,315,790	2,488,919	8.17%
GATX Financial(2)	20,900	20,900	*	20,900	0	0.00%
MM Ventures(2)	13,933	13,933	*	13,933	0	0.00%
CIBC World Markets Corp.(2)	100,000	100,000	*	100,000	0	0.00%
Pentech Financial Services(2)	26,792	26,792	*	26,792	0	0.00%
Aspen Capital Partners(2)	30,000	30,000	*	30,000	0	0.00%
S.A.C. Capital Associates, LLC(3)	4,762,472	1,527,585	4.99%	137,256	1,534,793	4.99%
SDS Merchant Fund, L.P.(4)	8,869,335	1,524,608	4.99%	58,824	1,527,698	4.99%
Narragansett I, L.P.(5)	882,276	882,276	2.94%	64,706	817,570	2.80%
Narragansett Offshore, Ltd.(6)	1,791,287	1,530,376	4.99%	131,373	1,537,275	4.99%
Castle Creek Healthcare Partners, LLC(7)	1,023,148	1,013,649	3.36%	29,412	984,237	3.37%
CCL Fund LLC(8)	1,051,972	1,040,676	3.45%	29,412	1,011,264	3.47%
Crestwood Capital Partners, L.P.(9)	1,347,478	1,347,478	4.42%	98,825	1,248,653	4.27%
Crestwood Capital International, LTD.(10)	663,045	663,045	2.22%	48,628	614,417	2.11%
Crestwood Capital Partners II, L.P.(11)	128,332	128,332	*	9,412	118,920	*
Anvers HealthCare Investors, L.P.(12)	267,358	267,358	*	19,608	247,750	*
Anvers II L.P.(13)	53,475	53,475	*	3,922	49,553	*
Anvers L.P.(14)	80,211	80,211	*	5,883	74,328	*

   *     less than 1%

(1)	Does not include 2,992,066 shares that Biotech Target NV could acquire by exercising warrants or converting shares of preferred stock that it holds. Biotech Target NV and Biotech Growth NV are wholly-owned subsidiaries of BB Biotech AG. Accordingly, BB Biotech AG may be deemed to be the indirect beneficial owner of our common stock held directly by Biotech Growth NV and Biotech Target NV.

(2)	Shares being offered consists of shares of common stock issuable upon exercise of one or more warrants held by the selling security holder.

(3)	Shares being offered consists of shares of common stock issuable upon exercise of a warrant by the selling security holder. S.A.C. Capital Advisors, LLC, the investment advisor to S.A.C. Capital Associates, LLC, exercises dispositive and voting power with respect to the shares of common stock that S.A.C. Capital Associates, LLC is offering in this prospectus. Mr. Steven A. Cohen is the managing member and controls S.A.C. Capital Advisors, LLC. SDS Capital Partners, LLC may act as an advisor to S.A.C. Capital Advisors, LLC in connection with the shares of our common stock owned by S.A.C. Capital Associates, LLC. Mr. Steve Derby is the managing member of SDS Capital Partners, LLC. Mr. Cohen, SDS Capital Partners, LLC and Mr. Derby disclaim beneficial ownership of the shares of our common stock owned by S.A.C. Capital Associates, LLC.

(4)	Shares being offered consists of shares of common stock issuable upon exercise of a warrant by the selling security holder. SDS Capital Partners, LLC, the general partner of SDS Merchant Fund, LP, exercises dispositive and voting power with respect to the shares of common stock that SDS Merchant Fund, LP is offering in this prospectus. Mr. Steve Derby is the managing member of SDS Capital Partners, LLC. Mr. Derby disclaims beneficial ownership of the shares of our common stock owned by SDS Merchant Fund, LP.

(5)	Shares being offered consists of shares of common stock issuable upon exercise of a warrant by the selling security holder. LEO Holdings, LLC, the investment advisor to Narragansett I, LP, exercises dispositive and voting power with respect to the shares of common stock that Narragansett I, LP is offering in this prospectus. Mr. Joseph L. Dowling, III is the managing member of LEO Holdings, LLC. Mr. Dowling disclaims beneficial ownership of the shares of our common stock owned by Narragansett I, LP.

(6)	Shares being offered consists of shares of common stock issuable upon exercise of a warrant by the selling security holder. LEO Holdings, LLC, the investment advisor to Narragansett Offshore, Ltd., exercises dispositive and voting power with respect to the shares of common stock that Narragansett Offshore, Ltd. is offering in this prospectus. Mr. Joseph L. Dowling, III is the managing member of LEO Holdings, LLC. Mr. Dowling disclaims beneficial ownership of the shares of our common stock owned by Narragansett Offshore, Ltd.

(7)	Shares being offered consists of shares of common stock issuable upon exercise of a warrant by the selling security holder. As investment manager under a management agreement, Castle Creek Partners, LLC may exercise dispositive and voting power with respect to the shares of common stock that Castle Creek Healthcare Partners, LLC is offering in this prospectus; accordingly, Castle Creek Partners, LLC may be considered to beneficially own such shares. Castle Creek Partners, LLC disclaims this beneficial ownership. Mr. Daniel Asher is the managing member of Castle Creek Partners, LLC. Mr. Asher disclaims beneficial ownership of the shares of our common stock owned by Castle Creek Healthcare Partners, LLC.

(8)	Shares being offered consists of shares of common stock issuable upon exercise of a warrant by the selling security holder. As investment manager under a management agreement, Castle Creek Life Science Partners LLC may exercise dispositive and voting power with respect to the shares of common stock that CCL Fund, LLC is offering in this prospectus; accordingly, Castle Creek Life Science Partners LLC may be considered to beneficially own such shares. Castle Creek Life Science Partners LLC disclaims this beneficial ownership. Mr. Daniel Asher and Dr. Nathan Fischel are the managing members of Castle Creek Life Science Partners LLC. Mr. Asher and Dr. Fischel disclaim beneficial ownership of the shares of our common stock owned by CCL Fund, LLC.

(9)	Shares being offered consists of shares of common stock issuable upon exercise of a warrant by the selling security holder. FSIP, LLC, the general partner of Crestwood Partners, LP, exercises dispositive and voting power with respect to the shares of common stock that Crestwood Partners, LP is offering in this prospectus. Mr. Michael Weisberg is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Crestwood Partners, LP. Mr. Weisberg disclaims beneficial ownership of the shares of our common stock owned by Crestwood Partners, LP.

(10)	Shares being offered consists of shares of common stock issuable upon exercise of a warrant by the selling security holder. FSIP, LLC, the general partner of Crestwood Capital International, LTD., exercises dispositive and voting power with respect to the shares of common stock that Crestwood Capital International, LTD. is offering in this prospectus. Mr. Michael Weisberg is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Crestwood Capital International, LTD. Mr. Weisberg disclaims beneficial ownership of the shares of our common stock owned by Crestwood Capital International, LTD.

(11)	Shares being offered consists of shares of common stock issuable upon exercise of a warrant by the selling security holder. FSIP, LLC, the general partner of Crestwood Partners II, LP, exercises dispositive and voting power with respect to the shares of common stock that Crestwood Partners II, LP is offering in this prospectus. Mr. Michael Weisberg is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Crestwood Partners II, LP. Mr. Weisberg disclaims beneficial ownership of the shares of our common stock owned by Crestwood Partners II, LP.

(12)	Shares being offered consists of shares of common stock issuable upon exercise of a warrant by the selling security holder. FSIP, LLC, the general partner of Anvers HealthCare Investors, LP, exercises dispositive and voting power with respect to the shares of common stock that Anvers HealthCare Investors, LP is offering in this prospectus. Each of Leslie Henschaw and Leo Swergold is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Anvers HealthCare

Investors, LP. Leslie Henschaw and Leo Swergold disclaim beneficial ownership of the shares of our common stock owned by Anvers HealthCare Investors, LP.

(13)	Shares being offered consists of shares of common stock issuable upon exercise of a warrant by the selling security holder. FSIP, LLC, the general partner of Anvers II, LP, exercises dispositive and voting power with respect to the shares of common stock that Anvers II, LP is offering in this prospectus. Each of Leslie Henschaw and Leo Swergold is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Anvers II, LP. Leslie Henschaw and Leo Swergold disclaim beneficial ownership of the shares of our common stock owned by Anvers II, LP.

(14)	Shares being offered consists of shares of common stock issuable upon exercise of a warrant by the selling security holder. FSIP, LLC, the general partner of Anvers, LP, exercises dispositive and voting power with respect to the shares of common stock that Anvers, LP is offering in this prospectus. Each of Leslie Henschaw and Leo Swergold is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Anvers, LP. Leslie Henschaw and Leo Swergold disclaim beneficial ownership of the shares of our common stock owned by Anvers, LP.

PLAN OF DISTRIBUTION

      The shares may be sold or distributed from time to time by the selling security holders. The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered in this prospectus. The shares will be offered on the Nasdaq National Market System or in privately negotiated transactions. The selling security holders may sell the shares registered here in one or more of the following methods:

•	cross trades or block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	“at the market” to or through market makers or into an existing market for the shares;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

•	any combination of the foregoing, or by any other legally available means.

      The selling security holders may also enter into option or other transactions with brokers or dealers that require the delivery by these brokers or dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. In addition, a selling security holder may pledge its shares to brokers or dealers or other financial institutions. Upon a default by a selling security holder, the brokers, dealers or financial institutions may offer and sell the pledged shares.

      Underwriters, dealers and agents that participate in the distribution of shares may be deemed to be underwriters and any discounts or commissions received by them from the selling security holders and any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. At such time that the selling security holders elects to make an offer of shares, a prospectus supplement, if required, will be distributed that will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling security holders and any other required information.

      Under agreements which may be entered into by the selling security holders, underwriters who participate in the distribution of shares may be entitled to indemnification by the selling security holders against certain liabilities, including liabilities under the Securities Act. We have also agreed to indemnify, in certain circumstances, the selling security holders and certain control and other persons related to the foregoing persons against certain liabilities, including liabilities under the Securities Act. The selling security holders have agreed to indemnify us in certain circumstances, as well as certain related persons, against certain liabilities, including liabilities under the Securities Act.

      Some of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

      The selling security holders are not obligated to, and there is no assurance that the selling security holders will, sell any or all of the shares.

      We will pay all reasonable costs and expenses incurred by us or the selling security holders in connection with the registration of the shares under the Securities Act, including, all registration and filing fees and our legal fees and accounting fees and legal fees of one counsel selected by the selling security holders.

      We agreed with the selling security holders to keep the registration statement effective until the shares being offered by this prospectus may be sold without registration or restriction pursuant to Rule 144(k) promulgated under the Securities Act, or, if earlier, until the distribution contemplated in this prospectus has been completed.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares by the security holders. All proceeds from the sale of the shares will be for the accounts of the security holders.

LEGAL MATTERS

      Cooley Godward LLP, 4401 Eastgate Mall, San Diego, California 92121 will pass upon the validity of the issuance of the common stock offered by this prospectus.

EXPERTS

      The financial statements of ViroLogic, Inc. appearing in ViroLogic, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the documents we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at no cost from the SEC’s website at http://www.sec.gov. Reports, proxy and information statements and other information concerning us may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. Our file number under the Securities Exchange Act of 1934 is 000-30369.

      We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	our Current Report on Form 8-K filed with the SEC on February 12, 2003;

•	our Current Report on Form 8-K filed with the SEC on February 13, 2003;

•	our Current Report on Form 8-K filed with the SEC on April 14, 2003.

•	our Current Report on Form 8-K filed with the SEC on April 16, 2003.

•	our Current Report on Form 8-K filed with the SEC on May 6, 2003.

•	our Quarterly Report on Form 10-Q filed with the SEC on May 12, 2003.

•	the description of our common stock in our Registration Statement on Form 8-A filed pursuant to Section 12(g) of the Exchange Act, filed on April 17, 2000, including any amendments or reports filed for the purpose of updating this description.

      The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address or phone number:

Secretary
ViroLogic, Inc.
345 Oyster Point Blvd.
South San Francisco, CA 94080
Telephone: (650) 635-1100

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table sets forth all expenses payable by the registrant in connection with the sale of the common stock being registered. The security holders will not bear any portion of such expenses. All the amounts shown are estimates except for the registration fee.

SEC Registration Fee	$1,893
Legal fees and expenses	$110,000
Accounting fees and expenses	$35,000
Printing and related expenses	$7,000
Miscellaneous	$3,107

Total	$157,000

Item 15.     Indemnification of Officers and Directors

      Under Section 145 of the Delaware General Corporation Law of Delaware, or Delaware Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933.

      Our certificate of incorporation and bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the Delaware Law and (ii) require us to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be, made a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or the best interests of our stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to us or our stockholders when the director was aware or should have been aware of a risk of serious injury to us or our stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to us or our stockholders, for improper transactions between the director and us and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

      We have entered into indemnity agreements with each of our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was one of our directors or executive officers or any of our affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

      We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 16.     Exhibits

Exhibit
Number	Description of Document

4.1	Amended and Restated Certificate of Incorporation, as currently in effect.(1)
4.2	Bylaws, as currently in effect.(2)
5.1	Opinion of Cooley Godward(3)
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1	Power of Attorney.(4)

(1)	Filed as an exhibit to our Registration Statement on Form S-3 (No. 333-102995) and incorporated herein by reference.

(2)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.

(3)	Previously filed as an exhibit to this Registration Statement.

(4)	Previously included with the signature page to this registration statement.

Item 17.     Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the provisions described in Item 15 or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by our director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

      We hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in our periodic reports filed with or furnished to the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, state of California, on June 13, 2003.

VIROLOGIC, INC.

By:	/s/ KATHY HIBBS

Kathy Hibbs
Vice President/General Counsel

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ WILLIAM D. YOUNG William D. Young		Chairman, Chief Executive Officer and Director (Principal Executive Officer)	June 13, 2003

/s/ KAREN J. WILSON Karen J. Wilson		Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 13, 2003

* William Jenkins		Director	June 13, 2003

* Cristina H. Kepner		Director	June 13, 2003

* Edmon R. Jennings		Director	June 13, 2003

* David H. Persing, M.D., Ph.D.		Director	June 13, 2003

* By:	/s/ KATHY HIBBS Kathy Hibbs Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Number	Description of Document

4.1	Amended and Restated Certificate of Incorporation, as currently in effect.(1)
4.2	Bylaws, as currently in effect.(2)
5.1	Opinion of Cooley Godward(3)
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1	Power of Attorney.(4)

(1)	Filed as an exhibit to our Registration Statement on Form S-3 (No. 333-102995) and incorporated herein by reference.

(2)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.

(3)	Previously filed as an exhibit to this Registration Statement.

(4)	Previously included with the signature page to this registration statement.